Exhibit 2

[omitted:  Company Logo]

November 1, 2002

Attention Ms. Mary Gormley
Citibank, N.A.

20th Floor - Zone 7

111 Wall Street

New York, NY 10005

Dear Sirs                          :

By this letter, and pursuant to Section 5.4 of the Deposit Agreement dated as of August 27, 1998 (the “Deposit Agreement”) among Glanbia plc (the “Company”), Citibank, N.A. (“Citibank”), as Depositary, and the Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (the “Receipts”), the Company, effective November 8, 2002 (the “Succession Date”), hereby removes Citibank as Depositary under the Deposit Agreement and appoints The Bank of New York (“BNY”) as successor Depositary thereunder.  Capitalized terms used but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 5.4 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs Citibank to transfer to BNY all of Citibank’s rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to deliver to BNY a list of the Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by Citibank effective on the Succession Date.  By execution of this letter by Citibank in the space provided below, Citibank shall, subject to the payment of all outstanding amounts due from the Company and incurred in connection herewith as contemplated below, effect such assignment and transfer and agree to effect such deliveries.

By this letter and pursuant to Section 5.1 of the Deposit Agreement, the Company and BNY remove Citibank as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, Citibank’s custodian, acting as agent for Citibank as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with Section 5.5, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in Section 7.5, and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of pocket expenses in connection with the transition.  We understand that you will not, and by Citibank’s execution of this letter, Citibank confirms that it will not, charge the Company or any Owner or Beneficial Owner any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the same provided below and return them to me.

We look forward to your cooperation in this matter.

Yours sincerely,

Glanbia  plc

By:  /s/JOHN SHERLOCK

  /s/ G. MEAGHER

Name:  John Sherlock

Name:  G. Meagher

Title:  Group Treasurer

Title: Group Financial Director

The Bank of New York

By:  /s/ DAVID STUEBER

Name:  David Stueber
Title:  Vice President

Citibank, N.A.

By:  /s/ MARY GORMLEY

Name:  Mary Gormley
Title:  Vice President

#